Exhibit 1.3

For Immediate Release ▶ ▶ ▶ Oct. 5, 2004	For More Information ▶ ▶ ▶ Kara Schiltz Articulate Communications Inc. 212.255.0080, ext.17 kschiltz@articulatepr.com

Ross Systems Showcases its ERP Solutions for Process Manufacturers
in the Microsoft Booth at ISA Expo 2004

WHAT:	Ross Systems, Inc. (“Ross”) a leading global provider of enterprise software solutions for manufacturers and a software unit of chinadotcom corporation (NASDAQ: CHINA), will exhibit alongside Microsoft at Instrumentation, Systems and Automation Society (ISA) Expo 2004, the largest automation and control event in North America. Ross will demonstrate how its iRenaissance ERP solutions, deployed on the Microsoft .NET for Manufacturing platform, help manufacturers worldwide meet their business objectives through increased operational efficiencies, improved financial controls, strengthened customer relationships and streamlined regulatory compliance. Ross will also showcase how iRenaissance spans the enterprise from manufacturing, financials and supply chain management to customer relationship management and compliance, to address operational requirements unique to the markets it serves, including the food and beverage, biotechnology, chemicals, metals and natural products industries.

WHERE:	ISA Expo 2004 Reliant Park Convention Center, Houston Microsoft Booth #1642 www.isa.org

WHEN:	Oct. 5–7, 2004

ABOUT ROSS SYSTEMS:	Ross Systems, Inc., a software unit of chinadotcom corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

Global Headquarters ▶ Ross Systems, Inc. ▶ Two Concourse Parkway, Suite 800 ▶ Atlanta, GA 30328 ▶ USA
www.rossinc.com ▶ +1 770.351.9600

ABOUT CHINADOTCOM:	chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.